LMS' MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the three months ended March 31, 2006 and 2005, for the years ended March 31, 2006, 2005 and 2004. This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes to the financial statements of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended
March 31, 2004 and the year ended October 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, applicable to LMS, are set forth in Note 17 to the annual audited consolidated financial statements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this annual report, which includes this MD&A describe our expectations on June 13,
2006. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect" and
"intend" and statements that an event or result "may", "will", "should", "could"
or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the "Risk Factors" section of the Company's form 20-F as well as our Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at June 13, 2006, there were 17,773,449 common shares outstanding, and
1,643,397 options, 101,230 deferred share units and 624,683 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our", "our Company" or "LMS" means LMS Medical Systems
Inc. and its subsidiaries unless otherwise indicated.

OVERVIEW

For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynecologists. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrics and gynecology teams and hospitals

                                     1 of 19

with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network. Our core technology, CALM(TM), was developed at the McGill University Faculty of
Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

The most significant accomplishments and developments for our Company in the past 12 months are set out below:

     o    Realized record revenues of $1.6 million, an increase of 49% over prior year. In addition two installations occurred in fiscal 2006, for which revenues of approximately $300,000 should be recognized in fiscal 2007.

     o    Recurring technical support and other revenues more than tripled from
          $187,000 to $707,000 in 2006.

     o    Completed CALM 3.0, our labor and delivery product suite for large-scale health facilities. Since introduction, CALM 3.0 has been installed in a number of leading U.S. and Canadian based hospitals.

     o    CALM Patterns received a European CE Mark clearance. CALM Patterns, with a scheduled commercial availability for fiscal 2007, is one in a series of proprietary risk management tools based on probabilistic models that are designed to provide clinicians with an objective real-time bedside means to more clearly and accurately assess clinical conditions, improve situational awareness and reduce risk.

     o    Completed the development of CALM Shoulder Screen, a new product commercially available via a web interface. CALM Shoulder Screen focuses on the prediction of the risk of shoulder dystocia, a key obstetrical challenge.

     o    Entered into an agreement with AON Risk Services, a subsidiary of AON
          Corporation ("AON"), to assist hospitals in improving their risk management profile in obstetrics. LMS and AON will work together to expand our customer base. AON will propose to its clients that they consider the implementation of LMS decision support tools to address key clinical indicators with their obstetrics practice.

     o    Established a Risk and Patient Safety Advisory Board that will provide guidance on how to achieve widespread adoption of our risk management tools. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of hospital administrators, clinicians, risk managers and insurers. To date, Dr. Thomas J. Garite,
          Professor Emeritus in the Department of Obstetrics and Gynecology at
          the University of California, Irvine, Editor in Chief of the American
          Journal of Obstetrics and Gynecology; Dr. Eric Knox, Professor of
          OB/GYN at the University of Minnesota, Dr. Marilyn Sue Bogner,
          President and Chief Scientist with the Institute for the Study of
          Human Error and Ms. Catherine Rommal, RNC, President of SCAHRM, have been appointed to the Advisory Board. Presiding as Chair is Mr. Harry
          G. Hohn of New York. Mr. Hohn is the former Chairman and Chief
          Executive Officer of New York Life.

     o    Dr. Arthur Porter, Director General and CEO of the McGill University
          Health Center and former CEO of Detroit Medical Center, joined the
          Board of Directors effective January 16, 2006.

     o    Dr. Henry Lerner, OB/GYN, FACOG, a Clinical Instructor at Harvard
          Medical School having medical, legal and risk management experience, joined LMS as a Clinical Market Development Specialist.

                                     2 of 19

     o    Added CALM Shoulder Screen and CALM Patterns to our distribution agreement with McKesson Information Systems.

     o    Secured commitment for an installation of a first complete suite of
          CALM products, at the Calgary Foothills Hospital, including CALM
          Clinical Information System, CALM Curve, CALM Shoulder Screen and CALM
          Patterns (when released).

     o    Received FDA clearance of a web based standalone CALM Curve product.

     o    Raised $2.5 million in additional equity financing in May of 2006.

STRATEGIES FOR DEVELOPMENT

We intend to expand our presence in the North American marketplace. To this end, we will focus on the growth of our install base through our collaboration with
AON by broadening our relationships in the insurance industry, through our distributor McKesson Information Systems and their broad client base, and by marketing directly to the hospitals through our own existing sales and marketing efforts.

We intend to develop our presence in the European Union to lay a foundation for additional marketing and distribution agreements in this geographic region and intend to pursue a variety of marketing programs and campaigns to enhance our visibility within the healthcare technology marketplace.

We also plan to develop new versions of our core technology with enhanced functionality and additional state-of-the-art clinical decision support tools to assist in achieving clinical and cost effective interventions.

Our Company's objectives for fiscal 2007 are to:

     o    Generate substantial product sales increases in the United States and
          Canada, thereby increasing our install base and related maintenance revenues;

     o    Finalize and commercialize CALM Patterns in the United States and
          Canada;

     o    Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

     o    Complete the interface of CALM products with McKesson's documentation applications;

Our operating results are a function of the following factors:

     o    Customer demand for our products;

     o    Costs associated with sales promotions and sales campaigns; and

     o    Expenses related to product development (which are driven by the time frame required to complete project and staffing requirements).

                                     3 of 19

            SELECTED ANNUAL AND FOURTH QUARTER FINANCIAL INFORMATION

                                      THREE-MONTHS   THREE-MONTHS
                                          ENDED          ENDED      YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                        MARCH 31,      MARCH 31,     MARCH 31,    MARCH 31,    MARCH 31,   OCTOBER 31,
                                          2006           2005          2006         2005         2004          2003
                                            $              $             $           $             $            $
                                      ------------   ------------   ----------   ----------   ----------   -----------

REVENUE
Software licences                          59,930         55,813       866,718      756,918           --           --
Hardware                                       --             --         8,579      115,775           --           --
Technical support and other               202,135         18,872       707,207      187,604      113,933      130,168
                                       ----------     ----------    ----------   ----------   ----------   ----------
                                          262,065         74,685     1,582,504    1,060,297      113,933      130,168
                                       ----------     ----------    ----------   ----------   ----------   ----------
OPERATING EXPENSES
Research and development costs          1,150,460      1,104,167     3,940,132    3,838,661    2,382,686    2,373,485
Investment tax credits                   (157,273)       (84,961)     (327,227)    (521,396)    (887,783)  (1,024,097)
                                       ----------     ----------    ----------   ----------   ----------   ----------
                                          993,187      1,019,206     3,612,905    3,317,265    1,494,903    1,349,388
                                       ----------     ----------    ----------   ----------   ----------   ----------
Royalties and other direct costs           51,502         26,693       243,290      211,220       12,364        2,447
Administrative                            714,256        730,778     2,776,919    2,354,400    1,694,089    1,590,783
Selling and market development            724,503        655,363     2,479,488    2,352,388    1,602,482    1,533,438
Customer support                          234,811        179,946       952,248      748,515      568,241      445,975
Quality assurance                          65,712         82,521       215,789      197,009      171,430      196,874
Stock Option Expense                      186,821        205,000       735,070      485,000           --           --
Special charges                                --        148,657            --      762,512           --           --
Amortization of property, plant &
   equipment and patents                   72,091         82,023       246,947      182,415      153,244      188,368
Government Grant                               --             --      (107,787)          --           --      (52,690)
Foreign exchange (gain) loss               63,836       (110,038)       64,050      (86,549)     (69,469)    (115,239)
                                       ----------     ----------    ----------   ----------   ----------   ----------
                                        3,106,719      3,020,149    11,218,919   10,524,175    5,627,284    5,139,344
                                       ----------     ----------    ----------   ----------   ----------   ----------
OPERATING LOSS                         (2,844,654)    (2,945,464)   (9,636,415)  (9,463,878)  (5,513,351)  (5,009,176)
Financial expenses (income), net          (50,313)       (60,144)     (230,243)    (227,345)     122,564      270,304
                                       ----------     ----------    ----------   ----------   ----------   ----------
NET LOSS                               (2,794,341)    (2,885,320)   (9,406,172)  (9,236,533)  (5,635,915)  (5,279,480)
                                       ==========     ==========    ==========   ==========   ==========   ==========
BASIC AND DILUTED LOSS PER SHARE(A)         (0.17)         (0.18)        (0.57)       (0.60)       (0.93)       (1.64)
CASH FLOW RELATED TO:
                                       ==========     ==========    ==========   ==========   ==========   ==========
Operating activities                   (1,250,507)    (2,174,370)   (6,009,720)  (8,287,001)  (4,876,334)  (4,614,776)
Investing activities                      (74,700)    (9,061,267)    8,693,256   (9,300,566)    (154,191)     (35,906)
Financing activities                      (13,004)     2,189,712       (46,323)  19,000,433    5,990,832    4,634,498

A)   After giving effect to the share exchange ratio of 2.70727 (see Reverse
     Takeover Transaction).

                                                      MARCH 31,    MARCH 31,
                                                         2006        2005
                                                          $           $
                                                      ---------   ----------
BALANCE SHEET DATA
   Cash and short term investments                    5,481,202   11,807,572
                                                      ---------   ----------
   Total assets                                       7,301,200   14,768,368
                                                      ---------   ----------
   Total long-term debt (including current portion)      85,816       83,663
                                                      ---------   ----------
   Total shareholders' equity                         4,794,762   12,703,900
                                                      ---------   ----------

                                     4 of 19

SELECTED QUARTERLY FINANCIAL INFORMATION

                                              2006
                     ---------------------------------------------------------
                         Q1          Q2          Q3          Q4        TOTAL
                     ---------   ---------   ---------   ---------   ---------
Revenue                267,915     550,704     501,820     262,065   1,582,504
Operating Loss       2,528,505   2,183,677   2,079,579   2,844,654   9,636,415
                     ---------   ---------   ---------   ---------   ---------
NET LOSS             2,462,026   2,133,244   2,016,561   2,794,341   9,406,172
                     =========   =========   =========   =========   =========
Basic and Diluted
Net Loss per Share       (0.15)      (0.13)      (0.12)      (0.17)      (0.57)

                                              2005
                     ---------------------------------------------------------
                         Q1          Q2          Q3          Q4        TOTAL
                     ---------   ---------   ---------   ---------   ---------
Revenue                231,457      76,339    677,816       74,685   1,060,297
Operating Loss       1,849,493   2,334,647   2,334,274   2,945,464   9,463,878
                     ---------   ---------   ---------   ---------   ---------
NET LOSS             1,801,260   2,275,272   2,274,681   2,885,320   9,236,533
                     =========   =========   =========   =========   =========
Basic and Diluted
Net Loss per Share       (0.13)      (0.16)      (0.15)      (0.18)      (0.60)

RESULTS OF OPERATIONS

FOR THE 3 MONTHS ENDED MARCH 31, 2006 COMPARED TO THE 3 MONTHS ENDED MARCH 31,
2005

REVENUE

Revenue for the three-month period ended March 31, 2006 increased to $262,065 from $74,685 in 2005. The revenue from maintenance services increased to
$202,135 for the three months ended March 31, 2006 from $18,872 for the three months ended March 31, 2005. This is due to the cumulative effect of additional installations in 2006 and an overall increased client base. Revenue from the sale of software licenses was stable at $59,930 compared to $55,813 in the prior year.

ROYALTIES AND OTHER DIRECT COSTS

These expenditures include royalties, purchases of hardware and other direct costs related to achieving revenue. The current quarter expense was $51,502 compared to $26,693 for the same quarter of the prior year. This change is due to increased revenues. The royalty payments relate to third party software used in installations of LMS software products.

RESEARCH AND DEVELOPMENT

Research and development expenditures, before investment tax credits of
$1,150,460 for the three month period ended March 31, 2006 are in line with
$1,104,167 in 2005. Overall decreases in expenditures, subsequent to the release of CALM 3.0, in mid 2006, were offset by higher non-cash bonus expense recorded in the period of approximately $87,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $157,273 for the three months ended March 31,
2006 compared to $84,961 for the same period in the prior year. The final quarter of 2006 included $67,000 related to excess

                                     5 of 19

investment tax credits received over the estimates for prior periods. All research, development and clinical trial costs are expensed as incurred for all periods presented.

ADMINISTRATIVE

Administrative expenses for the three-month period ended March 31, 2006 of
$714,256 decreased from $730,778 for the period ended March 31, 2005. Overall decreases in expenses incurred for consulting fees and general office expenses, were offset by higher non-cash bonus expense of $110,000 for the period.

SELLING AND MARKET DEVELOPMENT

As a result of increased sales activity, selling and market development expenses were $724,503 for the three-month period ended March 31, 2006 compared to
$655,363 for the three months ended March 31, 2005. The increase is due to increased sales activity as well as additional employees in product development and related recruitment activities.

CUSTOMER SUPPORT

The total expenses for this department increased to $234,811 for the three months ended March 31, 2006 from $179,946 for the same period in 2005. The increase is due to additional staff and related expenses required to service an increased installed client base and increased non-cash bonus expense recorded in the period.

QUALITY ASSURANCE

These expenses were $65,712 for the three-month period ended March 31, 2006, compared to $82,521 for the same period in the prior year. The 2005 expenses were higher due to the legal and professional fees incurred in association with obtaining the United States Food and Drug Administration's approval for CALM
Patterns.

SPECIAL CHARGES

The Company incurred no special charges in the three-month period ended March
31, 2006, compared to $148,657 in 2005. In 2005, LMS incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the Toronto Stock Exchange which occurred on
April 22, 2004 and on the American Stock Exchange which occurred on February 15,
2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges.

STOCK OPTION EXPENSE

The Company incurred $186,821 in stock option expense during the three-month period ended March 31, 2006 compared to $205,000 for the same period in the prior year. The number and the fair value of the options granted in 2005 was greater than in 2006, resulting in a higher quarterly expense. The Company records stock option expense for all stock option awards subsequent to November
1, 2003, when the Company adopted the transitional provisions of section 3870
Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

FOREIGN EXCHANGE

For the three-month period ended March 31, 2006, the Company incurred a foreign exchange expense of $63,836 compared to a gain of $110,038 for the same period in 2005 resulting from variation in the US currency rate against the Canadian dollar and the expansion of our activities in the United States.

                                     6 of 19

OPERATING LOSS AND NET LOSS

After considering the above expenses, our operating loss for the three-month period ended March 31, 2006 was $2,844,654 compared to $2,945,464 for the same period in 2005.

We generated net interest, from short-term investments of $50,313 for the three-month period ended March 31, 2006 compared to $60,144 in the three months ended March 31, 2005.

As a result, the net loss for the three-month period ended March 31, 2006 totalled $2,794,341 ($0.17 per share) compared with $2,885,320 ($0.18 per share)
for the three-month period ended March 31, 2005.

FOR THE YEAR ENDED MARCH 31, 2006 COMPARED TO THE YEAR ENDED MARCH 31, 2005

REVENUE

Our revenue for 2006 increased by $522,207 or 49% to $1,582,504 compared to
$1,060,297 in 2005. Software license sales increased to $866,718 in 2006 compared to $756,918 in 2005. Hardware revenue was $8,579 compared to $115,775 in 2005 and technical support revenue was $707,207 compared to $187,604 in 2005.
Hardware sales during the current period were lower than the prior year.
Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs. LMS records distributor revenues net of distributor royalties. The increase in technical support revenue is a function of our continually increasing install base of client hospitals. As a majority of our revenues are generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

ROYALTIES AND OTHER DIRECT COSTS

Our expenditures for royalties and other direct costs totalled $243,290 in 2006 compared to $211,220 in 2005. The amounts in 2005 are explained predominantly by the cost of hardware in the amount of $113,000 related to single hardware sale.
Royalties on software sales, which accounted for $85,000 in 2006 compare to
$56,000 in 2005, other direct costs related to achieving revenue accounted for the balance of the increase. The royalty payments relate to third party software used in installations of LMS software products.

RESEARCH AND DEVELOPMENT

Research and development expenditures, before investment tax credits, amounted to $3,940,132 in 2006 and were in line with the $3,838,661 incurred in 2005.
Overall decreases in expenditures, subsequent to the release of CALM 3.0, in mid
2006, were offset by higher non-cash bonus expense recorded in 2006 of approximately $100,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $327,227 in 2006 compared to $521,396 in 2005. In
2005, $255,000 of excess investment tax credits, over the estimates made in prior periods, was received and recorded compared to $67,000 in this regard in
2006. All research, development and clinical trial costs are expensed as incurred for all periods presented.

ADMINISTRATIVE

Administrative expenses for 2006 were $2,776,919 compared to $2,354,400 for the same period in 2005. The increase relates primarily to non-cash expenses including $185,000 of non-cash

                                     7 of 19

bonus and $150,000 of incremental director deferred share unit compensation.
Other increases in expenses related to public company expenditures and increased travel and investor relations activities.

SELLING AND MARKET DEVELOPMENT

As a result of increased sales activity, selling and market development expenses were $2,479,488 in 2006 compared to $2,352,388. The increase is also due to an incremental non-cash bonus of $68,000 recorded in 2006 as well as additional employees in product development and related recruitment activities.

CUSTOMER SUPPORT

The total expenses for this department were $952,248 in 2006 compared to
$748,515 in 2005. The increase is a result of an increased number of employees and related expenses required to support an increased installed base of clients.
An incremental non-cash bonus expense of $62,000 was also recorded in 2006.

QUALITY ASSURANCE

The total expense for this department increased slightly to $215,789 in 2006 from $197,009 in 2005. The increase is primarily due to an incremental non-cash bonus expense of $18,000.

SPECIAL CHARGES

In 2005, LMS has incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges and represent an amount of $762,512 in 2005, compared to none in 2006.

STOCK OPTION EXPENSE

The Company incurred $735,070 in stock option expense in 2006 compared to
$485,000 in 2005. The 2006 expense reflects the expense of options granted in
2005 and 2006, resulting in a higher overall expense in 2006. As well, the 2005 expense reflects only half a year of option expense, as the options were granted in September 2004. The Company records stock option expense for all stock option awards subsequent to November 1, 2003, when the Company adopted the transitional provisions of section 3870 Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

GOVERNMENT GRANTS

In 2006, the Company recorded $107,787 related to a government grant which was received during the period, compared to nil in 2005.

FOREIGN EXCHANGE

In 2006 the Company incurred a foreign exchange loss of $64,050 compared to a gain of $86,549 recorded in 2005. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

                                     8 of 19

OPERATING LOSS AND NET LOSS

After considering the above expenses, our operating loss for 2006 was $9,636,415 compared to $9,463,878 for the same period in 2005.

Net financial income totalled $230,243 for 2006 compared to $227,345 in 2005.
The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, net loss for 2006 totalled $9,406,172 ($0.57 per share) compared with $9,236,533 ($0.60 per share) for 2005.

FOR THE YEAR ENDED MARCH 31, 2005 COMPARED TO THE YEAR ENDED MARCH 31, 2004

OUR RESULTS FOR THE TWELVE MONTH PERIOD ENDING MARCH 31, 2004 ARE UNAUDITED,
SINCE THOSE RESULTS ARE PART OF OUR RESULTS FOR THE FIVE-MONTH PERIOD ENDED
MARCH 31, 2004 AND OUR FULL FISCAL YEAR ENDED OCTOBER 31, 2003.

REVENUE

Our revenue for the year ended March 31, 2005 was $1,060,297 compared to
$113,933 for the year ended March 31, 2004. In 2005, revenue was comprised of
$756,918 for software licenses and support, $115,775 for hardware sales and
$187,604 for technical support service agreements. In 2004 revenue was derived only from fees we earned from existing technical support service agreements with our customers. The increase in sales is a function of sales of 7 additional software licenses, including the related training and installation, along with an increase in the amount of revenue generated from technical support service agreements as we increase our install base. For some sales, at the customer's request, we sold hardware for an amount of $115,775.

ROYALTIES AND OTHER DIRECT COSTS

Our expenditures for direct costs totalled $211,220 in 2005 compared to $12,364 in 2004. The increase in 2005 is explained predominantly by an increase in the cost of hardware in the amount of $113,000 related to the increase in hardware sales along with royalties on software sales which accounted for an additional
$56,000 in direct costs. The remainder of the increase relates to direct costs associated with an increase in the amount of systems installed during the period.

RESEARCH AND DEVELOPMENT

Our expenditures before investment tax credits amounted to $3,838,661 in 2005 compared to $2,382,686 in 2004. All research, development and clinical trial costs are expensed by our Company. The change stemmed mostly from an increase in consulting fees of $1,138,000 as we hired an additional 17 contract employees as well as outsourced certain specific project milestones in order to achieve the development objectives during the period. These objectives include the release of version 3.0 which is expected to occur in the second quarter of fiscal 2006.
We also increased the number of permanent employees during the year resulting in a increase in salary levels by $233,000.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $521,396 in 2005 compared to $887,783 in the prior year. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%.
Moreover the federal tax credits will be applied in the future against our income taxes payable and will not be refunded in the year we incurred the research and development expense The decrease in total tax credits recorded is a function of both the valuation allowance applied against the federal tax credits, and also a decrease in the amount of

                                     9 of 19

provincial tax credits recorded based on the Company's assessment of the refundable nature of these credits.

ADMINISTRATIVE

Administrative expenses for the year ended March 31, 2005 totalled $2,354,400 compared to $1,694,089 for the same period in 2004. The change is predominantly the result of an increase in consulting fees in 2005. This increase was comprised of an increase in legal, accounting, audit and investor relations fees resulting from being a public company, along with director's fees and an amount related to an employee settlement. Other expenses also increased during the period, resulting from increased office lease expenses from a short term lease to accommodate consultants, as well as increased insurance for commercial, product and director and officer coverage.

In 2004, we recorded a provision for bad debt for an amount of $156,686 for a
CALM system sold in 2002 to a public hospital in the province of Quebec.
Following the sale of the system in 2002, the restructuring and consolidation process of public hospitals in the province of Quebec, including our client, resulted in the modification of capital funding for these hospitals and as a result, in February 2004, we were informed by representatives of the hospital that payment would not be made until a special program is implemented. The contract we have with the hospital does not contain any such contingent payment terms or any requirements with respect to capital funding approvals and, consequently, we believe that amounts due on the sale of the CALM system are contractually due to us, regardless of the approval of the special program.
However, given the discussions with representatives of the hospital with respect to the special program, we decided to recover all of the related equipment and software from the hospital for non payment, and have provided for an allowance for bad debt expense for the entire amount due under the contract.

SELLING AND MARKET DEVELOPMENT

Selling and market development expenses increased to $2,352,388 for the year ended March 31, 2005 from $1,602,482 for the year ended March 31, 2004. This change is mainly the result of an increase in salary expense during the period resulting form the hiring of five employees; one in product management, one in marketing, one clinical specialist and two sales staff. Travel costs also increased over the period, as a function of the higher number of sales staff and also as a function of increased trips associated with sales support relating to the additional licenses sold during the year and increased presence at trade shows. The increase also includes related commission expense associated with the additional sales and finder's fees associated with hiring the additional sales staff. As well, there was also a higher amount of office and other costs, as we increased our spending on market research and spent more on promotional material to broaden the reach of our sales team.

CUSTOMER SUPPORT

The total expenses for this department were $748,515 for the year ended March
31, 2005, compared to $568,241 for the year ended March 31, 2004. The increase is largely attributable to the hiring of additional staff required to support activities resulting from an increase in the install base, as well as the related travel costs incurred to install the software at the customer site.
There was also an increase in the related customer support costs such as telephone internet and customer supplies.

                                    10 of 19

QUALITY ASSURANCE

The total expense for this department increased slightly to $197,009 for the year ended March 31, 2005 from $171,430 for the year ended March 31, 2004. This increase is a function of additional legal fees incurred with respect to obtaining the FDA approval for CALM(TM) patterns.

SPECIAL CHARGES

LMS has incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005. The ticker symbol for both
Stock Exchanges is LMZ. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges.

STOCK OPTION EXPENSE

The Company incurred $485,000 in stock option expense during the period, compared to an amount of nil for the same period in the prior year. The Company records stock option expense for all stock option awards subsequent to November
1, 2003, when the Company adopted the transitional provisions of section 3870
Stock Based Compensation. For all stock based awards granted previous to
November 1, 2003, the Company records pro forma information as disclosed in Note
8 to the annual audited consolidated financial statements.

FOREIGN EXCHANGE

For the year ended March 31, 2005, the Company incurred a foreign exchange gain of $86,549, compared to a gain of $69,469 recorded in the previous year. Both gains result from variation in the US currency rate against the Canadian dollar.

OPERATING LOSS AND NET LOSS

After considering the above expenses, our operating loss for the year ended
March 31, 2005 was $9,463,878 compared to $5,513,351 for the same period in
2004.

Net financial income totalled $227,345 for the year ended March 31, 2005 compared to an expense of $122,564 for the corresponding period ended March 31,
2004. The financial income represents $246,273 of interest income as a result of the proceeds from the issuance of equity during the period, net of interest expense of $18,928. In the prior period, the Company experienced net interest expense of $122,564.

As a result, net loss for the year ended March 31, 2005 totalled $9,236,533
($0.60 per share) compared with $5,635,915 ($0.93 per share) for the year ended
March 31, 2004.

                                    11 of 19

CASH FLOWS SUMMARY OF OPERATING POSITION

                                                                                              YEAR
                                       3 MONTHS     3 MONTHS       YEAR         YEAR         ENDED          YEAR
                                         ENDED        ENDED        ENDED        ENDED      MARCH 31,       ENDED
                                       MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,      2004       OCTOBER 31,
CASH FLOW RELATED TO OPERATING           2006         2005         2006         2005           $            2003
ACTIVITIES                                 $            $            $            $       [unaudited]        $
-----------------------------------   ----------   ----------   ----------   ----------   -----------   -----------

Operating before net change in
   non-cash items                     (2,340,715)  (2,935,672)  (7,774,816)  (8,456,493)  (5,521,408)   (4,701,186)
Net changes in non-cash operating
   working capital items               1,090,208      761,302    1,765,096      169,492      645,074        86,410
Cash flow related to Operating
   activities                         (1,250,507)  (2,174,370)  (6,009,720)  (8,287,001)  (4,876,334)   (4,614,776)

FOR THE THREE-MONTHS ENDED MARCH 31, 2006 COMPARED TO THREE-MONTHS ENDED MARCH
31, 2005

Cash flows used in operations totaled $1,250,507 for the three-month ended March
31, 2006 compared to $2,174,370 used in 2005. This decrease is due to increases in cash resulting from non-cash working capital items. Investment tax credits, accounts receivable and prepaid expenses decreased in aggregate by $733,000 and accounts payable and deferred revenues increased by $330,000 both providing additional cash from operations. In addition, the loss from operations was also lower by about $91,000.

Cash flows related to investing activities was an outflow of $74,700 for the three months ended March 31, 2006 compared to an outflow of $9,061,267 for the same period in 2005. The difference relates mainly to the purchase of short-term investments of $8,926,020 in 2005 from the proceeds of the equity financings.
The remainder of the cash flows used in the period relates to $24,700 [2005 -
$135,247] of additions to property, plant and equipment and capitalized costs related to patent acquisitions.

Cash flows related to financing activities was an outflow of $13,004 for the three months ended March 31, 2006, relating to repayment of long-term lease obligations, compared to a net inflow of $2,189,712 in 2005. The inflow in 2005 relates to cash raised from the exercise of warrants offset by related issue costs and payments on long-term lease obligations.

FOR THE YEAR ENDED MARCH 31, 2006 COMPARED TO THE YEAR ENDED MARCH 31, 2005

Cash flows used in operations totaled $6,009,720 for 2006 compared to $8,287,001 for 2005. The difference relates to an increase in our net loss of $169,639, increase in stock based compensation of $786,784 and an increase in cash from non cash working capital items of $1,595,604. The non cash working capital increased as a result of decreases in accounts receivable of $176,152 and research and development tax credits receivable of $922,888, a reduction in prepaid expenses of $220,614 and an increase in accounts payable and deferred revenues and deposits from distributors of $445,442.

Cash flows provided by investing activities totaled $8,693,256 for 2006 compared to cash used of $9,300,566 for 2005. The difference relates mainly to the purchase in 2005 and maturity in 2006 of short-term investments of $8.9 million.
The remainder of the cash flows used in the period

                                    12 of 19

relates to $123,719, [2005 - $300,323] of additions to property, plant and equipment and $96,608 [2005 - $74,223] related to capitalized costs related to patent acquisitions.

During 2006, we used $46,323 in financing activities related to repayment of obligations under capital leases, compared to inflows of $19,000,433 in 2005. In
2005, we completed an equity financing whereby we raised gross proceeds of
$12,000,000. Options and warrants were also exercised raising an additional
$154,095 and $6,947,820 respectively. Share issue costs for these transactions were $865,625. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. In 2005 we also repaid obligations under capital leases for an amount of $45,473.

FOR THE YEAR ENDED MARCH 31, 2005 COMPARED TO THE YEAR ENDED MARCH 31, 2004

OUR RESULTS FOR THE TWELVE MONTH PERIOD ENDING MARCH 31, 2004 ARE UNAUDITED,
SINCE THOSE RESULTS ARE PART OF OUR RESULTS FOR THE FIVE-MONTH PERIOD ENDED
MARCH 31, 2004 AND OUR FULL FISCAL YEAR ENDED OCTOBER 31, 2003.

Cash flows used in operations totaled $8,287,001 for the year ended March 31,
2005, compared to $4,876,335 for the year ended March 31, 2004. The main reason for the difference relates to an increase in our net loss to $9,236,533 for the year ended March 31, 2005 compared to $5,635,915 in the prior year. This was offset by $597,625 in non-cash items relating to the recording of stock option expense, a charge for share units granted under the deferred share unit plan for the payment of director's quarterly compensation, and a charge for shares to be issued under the Company bonus plan, for $485,000, $56,625 and $56,000 respectively. This was also reduced for depreciation and amortization. The
$169,492 related to the net change in non cash working capital items related mainly to an inflow from the increase in deferred revenues and deposits from distributors and a decrease in prepaid expenses offset by an outflow relating to the increase in accounts receivable. In the prior year the net loss was reduced by accreted interest on the convertible debentures as well as amortization of assets and the change in non cash working capital items of $645,073.

Cash flows used in investing activities totaled $9,300,566 for the year ended
March 31, 2005 compared to $154,191 for the same period in 2004. The difference relates mainly to the purchase of short-term investments of $8,926,020 from the proceeds of the equity financing that occurred during the year. The remainder of the cash flows used in the period relates to $300,323 of additions to property, plant and equipment and $74,223 related to capitalized costs related to patent acquisitions. In the prior year, the balance was made up entirely of additions to property plant and equipment.

During the year ended March 31, 2005, we had cash inflows relating to financing activities of $19,000,433 compared to inflows of $5,990,832 for the prior year.
We completed an equity financing whereby we raised gross proceeds of
$12,000,000. Options and warrants were also exercised raising an additional
$154,095 and $6,947,820 respectively. Share issue costs for these transactions was $865,625. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. We also repaid obligations under capital leases for an amount of $45,473.

                                    13 of 19

For the same period last year, the majority of the cash inflows was related to the issuance of unsecured non-interest bearing convertible debentures for net proceeds of $5,315,302. Subsequent to the end of the period, these debentures were converted into 300 Common Shares for each $1,000 principal amount of convertible debentures.

FUTURE OUTLOOK

Our focus in 2006 has been to continue to develop our product offering, as evidenced by the release of CALM 3.0 and CALM Shoulder Screen and the FDA approval of the web based version of CALM Curve. In fiscal 2007, we are focusing on substantially increasing sales and expanding our customer base. It is also our goal to release CALM Patterns.

Our revenue is expected to increase significantly in 2007 compared to 2006, predominantly due to the fact that we have released CALM 3.0, a building block for growth, and currently have a number of orders pending for this product. We expect to install CALM 3.0 in a number of hospitals in the United States in the coming months and expect that we will have additional sales of this product throughout the year. As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the increase in our install base. We also expect that the release of CALM Shoulder Screen will add to our customer base and product revenue in 2007.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely interface of our systems with a distributor, continuing the development of our CALM suite of products, and releasing CALM Patterns.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. Costs of hardware are typically a higher percentage of the related hardware revenue than other direct costs. We do not intend to sell hardware unless required by customers.

Selling and market development expenses are expected to increase, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development. We will focus our sales efforts on CALM 3.0 and CALM Shoulder Screen as well as continue to broaden our sales reach and customer focus.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2006. Customer support expenses will increase due to an increased installed hospital base, but we expect these increases to be more than offset by increased software and maintenance revenues. Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in the total expenses. We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing may be required to support our operations in the future.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by

                                    14 of 19

loans and promissory notes from financial institutions and by capital leases.
Since our inception, we have raised gross proceeds in excess of $50.2 million from equity-based financings.

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common
Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

LIQUIDITY AND CAPITAL RESOURCES

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America and Europe.

LONG-TERM DEBT AND OTHER CASH OBLIGATIONS

As at March 31, 2006 we had no debt other than obligations under capital leases, which totalled $101,000 (including interest) and are repayable over the next 5 years. Our other operating obligations originate from our operating leases. Our total contractual cash obligations are as follows:

                     2007      2008     2009     2010     2011   THEREAFTER    TOTAL
                   -------   -------   ------   ------   -----   ----------   -------

Capital Leases      45,000    28,000   25,000    3,000      --         --     101,000
Operating Leases   231,000   213,000   10,000   10,000   7,000      2,000     473,000
                   -------   -------   ------   ------   -----      -----     -------
Total              276,000   241,000   35,000   13,000   7,000      2,000     574,000
                   =======   =======   ======   ======   =====      =====     =======

Under a lease agreement, for our premises, we are required to issue a letter of credit for an amount of $50,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February
2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

OTHER AGREEMENTS

Prior to 2006, LMS entered into a license agreement with a third party in connection with databases to be used within its software products. The license agreement is renewable every year and provides non-transferable, non-exclusive licenses until June 2006 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

Under a research agreement entered into in 2006, LMS is committed to payments for research expenses of $42,000 in fiscal 2007 and 2008 for a total of $84,000.

                                    15 of 19

Under a value added marketing agreement entered into with a distributor, involved in the development and sale of system tools for hospitals in North
America, LMS is committed to developing the interfacing of its software with a distributor. In addition, LMS agreed not to enter into similar agreements with certain competitors of a distributor. LMS has the right to interface its software with other parties. In connection with this agreement, the distributor agreed to acquire licenses and advanced cash consideration of US$500,000
[$649,000].

SHAREHOLDERS' EQUITY

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $50.2 million from equity-based financings
(as at May 31, 2006).

At March 31, 2006 the total Capital Stock of the Company was $47.7 million compared to $47.6 million in the prior year. In fiscal 2006, Capital Stock increased $49,666 as a result of shares issued under the non-cash bonus and
Deferred Share Unit plans. Contributed Surplus increased to $2,153,743 as a result of the exercise of expiry of warrants of $163,565 (with a corresponding decrease in warrants balance) and an amount of $735,070 related to stock based compensation that was recorded in the consolidated statement of operations. LMS also recorded $226,925 related to the director's Deferred Share Unit plan and
$485,373 related to the share bonus plan.

RELATED PARTY TRANSACTIONS

We enter into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions are management fees expenses amounting to $191,532 and $184,167 for the years ended March 31, 2006 and 2005,
$75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Balances due in connection with these transactions amount to nil as at March 31, 2006 and March 31, 2005 respectively.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS
Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd.
were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS
Medical Systems Ltd. The historic shareholder's equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

In connection with the reverse takeover transaction described above, LMS changed its year-end to March 31 effective in 2004.

                                    16 of 19

DIVIDENDS

During the year ended October 31, 2003, we declared a stock dividend on our preferred shares. The dividend was payable in preferred shares of LMS and had a value for accounting purposes of $907,227. In October 2003, these preferred shares were converted into common shares of LMS. Other than the dividend mentioned above, no dividend has been declared on our common shares. We do not anticipate paying dividends in the next fiscal year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17 of the consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States
Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

REVENUE RECOGNITION

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. We recognize revenue in accordance with the provision of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and

                                    17 of 19

development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: [1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at March 31, 2006, our investment tax credit receivables recorded amount to
$260,000 relating to our current year claim. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

STOCK-BASED COMPENSATION PLAN

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870.
Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, as permitted by Section 3870, we had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November
1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plan is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options.

                                    18 of 19

INCOME TAXES

We follow the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

SUBSEQUENT EVENTS

From April 26 to May 19, 2006 1,250,000 common shares, were issued by LMS in private placements at $2 per share for total consideration of $2,500,000.
Estimated share issue expenses of $175,000 will be recorded within deficit in fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

LMS does not have any off-balance sheet arrangements at March 31, 2006.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Large portion of our revenues and some of our expenses are generated in the
Unites States. From October 31, 2002 to March 31, 2006 the Canadian dollar has appreciated against the US dollar by approximately 30%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

RISK FACTORS

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the Company's
Form 20F.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining the
Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief
Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2006, based on such evaluation.

OTHER MD&A REQUIREMENTS

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.

                                    19 of 19

Consolidated Financial Statements

LMS MEDICAL SYSTEMS INC.
As at March 31, 2006 and March 31, 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and for the year ended
October 31, 2003

                                AUDITORS' REPORT

To the Shareholders of
LMS MEDICAL SYSTEMS INC.

We have audited the consolidated balance sheets of LMS MEDICAL SYSTEMS INC. as at March 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and for the year ended October 31, 2003.
These financial statements are the responsibility of LMS Medical Systems Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
[United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of LMS Medical Systems Inc. as at
March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005, the five-month period ended March 31,
2004 and for the year ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

As described in Note 2, effective November 1, 2003, LMS Medical Systems Inc.
changed its method of accounting for employee stock-based compensation.

/s/ Ernst & Young LLP
Chartered Accountants
Montreal, Canada,
May 19, 2006

LMS MEDICAL SYSTEMS INC.
Incorporated under the laws of Canada

                           CONSOLIDATED BALANCE SHEETS

As at March 31
[In Canadian dollars]

                                                                        2006         2005
                                                                          $            $
                                                                     -----------  -----------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                              5,481,202    2,843,989
Short-term investments [2005 - market value $8,963,583]                       --    8,963,583
Accounts receivable [note 3]                                             563,436      739,588
Research and development tax credits receivable [note 15]                260,000    1,182,888
Prepaid expenses                                                         155,223      375,837
                                                                     -----------  -----------
TOTAL CURRENT ASSETS                                                   6,459,861   14,105,885
                                                                     -----------  -----------
Investments - restricted
   [market value 2006 - $100,000, 2005 - $50,000] [note 10]              100,000       50,000
Property, plant and equipment [notes 4 and 7]                            550,167      502,196
Patents [note 5]                                                         191,172      110,287
                                                                     -----------  -----------
                                                                       7,301,200   14,768,368
                                                                     ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities [notes 6 and 8 [iv] & [v]]    1,436,442    1,200,448
Deferred revenue and deposits from distributors [note 10]                984,180      780,357
Current portion of long-term debt [note 7]                                36,437       44,558
                                                                     -----------  -----------
TOTAL CURRENT LIABILITIES                                              2,457,059    2,025,363
                                                                     -----------  -----------
Long-term debt [note 7]                                                   49,379       39,105
                                                                     -----------  -----------
                                                                       2,506,438    2,064,468
                                                                     -----------  -----------

SHAREHOLDERS' EQUITY [note 8]
Capital stock [note 8 [i]]                                            47,665,694   47,616,028
Warrants [note 8 [ii]]                                                   234,027      397,592
Contributed surplus [note 8 [iii]]                                     2,153,743    1,255,108
Accruals for bonus to be paid by
   issuing common shares [note 8 [iv]]                                   485,373           --
Deferred share units [note 8[v]]                                         226,925           --
Deficit                                                              (45,971,000) (36,564,828)
                                                                     -----------  -----------
TOTAL SHAREHOLDERS' EQUITY                                             4,794,762   12,703,900
                                                                     -----------  -----------
                                                                       7,301,200   14,768,368
                                                                     ===========  ===========

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

                             /s/ Diane Cote                  /s/ Benoit La Salle
                                 ---------------                 ---------------
                                 Director                        Director

LMS MEDICAL SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

[In Canadian dollars]

                                                                        FIVE-MONTH
                                               YEAR ENDED  YEAR ENDED  PERIOD ENDED  YEAR ENDED
                                                MARCH 31,   MARCH 31,    MARCH 31,   OCTOBER 31,
                                               ----------  ----------   ----------    ----------
                                                  2006        2005         2004         2003
                                                    $           $            $            $
                                               ----------  ----------   ----------    ----------

REVENUE
Software licenses                                 866,718     756,918           --            --
Hardware                                            8,579     115,775           --            --
Technical support and other                       707,207     187,604       42,019       130,168
                                               ----------  ----------   ----------    ----------
                                                1,582,504   1,060,297       42,019       130,168
                                               ----------  ----------   ----------    ----------
OPERATING EXPENSES
Research and development costs                  3,940,132   3,838,661      915,476     2,373,485
Investment tax credits [note 15]                 (327,227)   (521,396)    (361,873)   (1,024,097)
                                               ----------  ----------   ----------    ----------
                                                3,612,905   3,317,265      553,603     1,349,388
                                               ----------  ----------   ----------    ----------
Royalties and other direct costs                  243,290     211,220       11,039         2,447
Administrative [note 11]                        2,776,919   2,354,400      729,791     1,590,783
Selling and market development                  2,479,488   2,352,388      586,524     1,533,438
Customer support                                  952,248     748,515      238,574       445,975
Quality assurance                                 215,789     197,009       80,923       196,874
Stock option expense [note 8 [iii]]               735,070     485,000           --            --
Special charges [note 12]                              --     762,512           --            --
Amortization of property, plant and equipment     231,224     176,473       42,727       184,902
Amortization of patents                            15,723       5,942        1,445         3,466
Government grant                                 (107,787)         --           --       (52,690)
Foreign exchange loss (gain)                       64,050     (86,549)      (1,210)     (115,239)
                                               ----------  ----------   ----------    ----------
                                               11,218,919  10,524,175    2,243,416     5,139,344
                                               ----------  ----------   ----------    ----------
OPERATING LOSS                                 (9,636,415) (9,463,878)  (2,201,397)   (5,009,176)
Interest on long-term debt                          9,121      18,928       74,928       219,825
Interest and other income                        (239,364)   (246,273)      (4,186)      (10,069)
Amortization of deferred financing costs               --          --           --        60,548
                                               ----------  ----------   ----------    ----------
NET LOSS                                       (9,406,172) (9,236,533)  (2,272,139)   (5,279,480)
                                               ==========  ==========   ==========    ==========
BASIC AND DILUTED LOSS PER SHARE
   [note 9]                                         (0.57)      (0.60)       (0.29)        (1.64)
                                               ----------  ----------   ----------    ----------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                       CONSOLIDATED STATEMENTS OF DEFICIT

[In Canadian dollars]

                                                                                    FIVE-MONTH
                                                        YEAR ENDED    YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                        MARCH 31,     MARCH 31,      MARCH 31,    OCTOBER 31,
                                                           2006          2005          2004           2003
                                                            $             $             $              $
                                                       -----------   -----------   ------------   -----------

DEFICIT, BEGINNING OF PERIOD                           (36,564,828)  (26,224,654)  (23,236,208)   (16,511,692)
Net loss                                                (9,406,172)   (9,236,533)   (2,272,139)    (5,279,480)
Stock dividends on preferred shares                             --            --            --       (907,227)
Shares, options, warrants and convertible debentures
   issuance costs                                               --      (865,625)     (557,699)      (395,371)
Interest on convertible debentures                              --            --      (158,608)      (142,438)
Costs related to the reverse takeover [note 1]                  --      (238,016)           --             --
                                                       -----------   -----------   -----------    -----------
DEFICIT, END OF PERIOD                                 (45,971,000)  (36,564,828)  (26,224,654)   (23,236,208)
                                                       ===========   ===========   ===========    ===========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

[In Canadian dollars]

                                                                               FIVE-MONTH
                                                    YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                     MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                                                       2006         2005          2004           2003
                                                         $            $             $             $
                                                    ----------   ----------   ------------   -----------

OPERATING ACTIVITIES
Net loss                                            (9,406,172)  (9,236,533)   (2,272,139)   (5,279,480)
Adjustments for non-cash items:
   Amortization expense                                246,947      182,415        44,172       248,916
   Stock based compensation [note 8]                 1,384,409      597,625            --       329,378
                                                    ----------   ----------    ----------    ----------
                                                    (7,774,816)  (8,456,493)   (2,227,967)   (4,701,186)
                                                    ----------   ----------    ----------    ----------
Net changes in non-cash operating working
   capital items [note 13]                           1,765,096      169,492      (489,496)       86,410
                                                    ----------   ----------    ----------    ----------
CASH FLOWS RELATED TO OPERATING ACTIVITIES          (6,009,720)  (8,287,001)   (2,717,463)   (4,614,776)
                                                    ----------   ----------    ----------    ----------
INVESTING ACTIVITIES
Purchase of investments -restricted
   [note 10]                                           (50,000)     (50,000)           --            --
Purchase of short-term investments                          --   (8,876,020)           --            --
Maturity of short-term investments                   8,963,583           --            --            --
Additions to property, plant and equipment            (123,719)    (300,323)      (22,294)      (35,906)
Additions to patents                                   (96,608)     (74,223)           --            --
                                                    ----------   ----------    ----------    ----------
CASH FLOWS RELATED TO INVESTING ACTIVITIES           8,693,256   (9,300,566)      (22,294)      (35,906)
                                                    ----------   ----------    ----------    ----------
FINANCING ACTIVITIES
Decrease in bank loan                                       --           --            --      (275,000)
Increase in long-term debt and loan payable                 --           --            --     1,100,000
Repayment of long-term debt, obligations under
   capital lease, and loan payable                     (46,323)     (45,473)   (1,112,141)   (3,045,665)
Capital stock, convertible debentures and other
   equity instruments issuance costs                        --     (865,625)     (484,699)     (316,175)
Issuance of capital stock resulting from the
   reverse takeover transaction                             --      958,432            --            --
Costs related to the reverse takeover transaction           --     (148,816)           --            --
Issuance of capital stock                                   --   19,101,915             1     7,171,338
Issuance of convertible debentures                          --           --     5,800,000            --
                                                    ----------   ----------    ----------    ----------
CASH FLOWS RELATED TO FINANCING ACTIVITIES             (46,323)  19,000,433     4,203,161     4,634,498
                                                    ----------   ----------    ----------    ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS              2,637,213    1,412,866     1,463,404       (16,184)
Cash and cash equivalents, beginning of period       2,843,989    1,431,123       (32,281)      (16,097)
                                                    ----------   ----------    ----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD             5,481,202    2,843,989     1,431,123       (32,281)
                                                    ==========   ==========    ==========    ==========
SUPPLEMENTARY INFORMATION
Interest paid                                            9,121       18,928        74,928       219,050
Tax credits received                                 1,250,115      548,834            --       925,644
                                                    ----------   ----------    ----------    ----------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

1.   DESCRIPTION OF BUSINESS AND REVERSE TAKEOVER TRANSACTION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. ["LMS"] is incorporated under the Canada Business
Corporations Act. For the past ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians and gynecologists. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, investment tax credits and software and maintenance revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the sale of its products and achieving future profitable operations.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS
Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd.
were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS
Medical Systems Ltd. The historic shareholder's equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

In connection with the reverse takeover transaction described above, LMS changed its year-end to March 31 effective in 2004.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United
States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The
preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The significant accounting policies used in their preparation are as follows:

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may vary, and such differences may be material.

CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements include the accounts of LMS and its wholly owned subsidiaries, LMS Medical Systems Ltd. and LMS Medical Systems
(USA) Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, bank balances available after payment of lines of credit, and cash equivalents with an initial maturity date of less than three months which are recorded at cost, which approximates market value.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

SHORT-TERM INVESTMENTS

Short-term investments consist of commercial paper and are recorded at the lower of cost and market value. The carrying value of commercial paper includes the accretion of the interest to reach the nominal value at expiration date.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower, actual write-offs may be different from expected.

INVESTMENTS - RESTRICTED

Cash and short-term investments that are subject to restrictions that prevent its use for current purposes are presented as investments - restricted within long-term assets section.

RESEARCH AND DEVELOPMENT COSTS AND INVESTMENT TAX CREDITS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim:
[1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above.
Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

                                                                               3

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives using the following methods and rates:

                                             METHODS                  RATES
--------------------------------------------------------------------------------------

Computer hardware                       Declining balance              30%
Computer software                         Straight-line              2 years
Furniture and fixtures                  Declining balance              20%
Office equipment                        Declining balance              20%
Leasehold improvements                    Straight-line     Over the term of the lease
Computer hardware under capital lease     Straight-line              3 years
Office equipment under capital lease      Straight-line              3 years
--------------------------------------------------------------------------------------

PATENTS

Costs related to patents and registration of trademarks are recorded at cost.
Amortization is provided over their estimated useful lives on a straight-line basis over 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

INCOME TAXES

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

STOCK-BASED COMPENSATION

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870, effective November 1, 2003, LMS changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. LMS adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870.
Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November
1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

LMS provides pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan [see note 8 [iii]].

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under the LMS's stock option plans is determined using the fair value method computed with the Black-Scholes option pricing model. The related expense is recognized over the vesting period of such options.

FINANCING AND SHARE ISSUANCE COSTS

Share and equity instrument issue costs are recorded as an increase in deficit.
Debt issue costs are deferred and amortized over the life of the debt to which they relate using the effective interest rate method.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method and has not been presented since the exercise of stock options and warrants, and the conversion of the unsecured convertible debentures would be anti-dilutive for all periods presented.

                                                                               5

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

REVENUE RECOGNITION

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

LMS recognizes revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

FOREIGN CURRENCY TRANSLATION

The functional currency of LMS and its U.S. subsidiary is the Canadian dollar.
Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the period, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the period.

                                                                               6

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

3.   ACCOUNTS RECEIVABLE

                                                             2006      2005
                                                              $         $
                                                           -------   -------
Trade accounts receivable [net of allowance
   for doubtful accounts of nil in 2006 and nil in 2005]   472,680   563,175
Commodity taxes                                             88,482   147,674
Other receivables                                            2,274    28,739
                                                           -------   -------
                                                           563,436   739,588
                                                           =======   =======

4.   PROPERTY, PLANT AND EQUIPMENT

                                                      ACCUMULATED   NET CARRYING
                                            COST     AMORTIZATION      VALUE
                                             $            $              $
                                         ---------   ------------   ------------
2006
Computer hardware                          727,362       524,818       202,544
Computer software                          648,357       460,971       187,386
Furniture and fixtures                     108,748        83,045        25,703
Office equipment                           102,143        70,210        31,933
Leasehold improvements                      71,829        60,830        10,999
                                         ---------     ---------       -------
                                         1,658,439     1,199,874       458,565
Computer hardware under capital leases     288,417       214,479        73,938
Office equipment under capital leases       34,373        16,709        17,664
                                         ---------     ---------       -------
                                         1,981,229     1,431,062       550,167
                                         =========     =========       =======
2005
Computer hardware                          685,772       446,927       238,845
Computer software                          459,228       381,897        77,331
Furniture and fixtures                     108,748        76,619        32,129
Office equipment                           102,143        62,227        39,916
Leasehold improvements                      71,829        53,777        18,052
                                         ---------     ---------       -------
                                         1,427,720     1,021,447       406,273
Computer hardware under capital leases     239,941       173,140        66,801
Office equipment under capital leases       34,373         5,251        29,122
                                         ---------     ---------       -------
                                         1,702,034     1,199,838       502,196
                                         =========     =========       =======

The acquisitions under capital leases totaled $48,476, $34,373, $49,117 and
$57,787, for the years ended March 31, 2006 and 2005, for the five-month period ended March 31, 2004, and for the year ended October 31, 2003, respectively.

                                                                               7

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

5.   PATENTS

                                                               2006      2005
                                                                 $         $
                                                              -------   -------
Patents                                                       222,838   126,230
Accumulated amortization                                      (31,666)  (15,943)
                                                              -------   -------
                                                              191,172   110,287
                                                              =======   =======

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              2006        2005
                                                               $            $
                                                           ---------   ---------
Trade accounts payable                                       463,842     353,727
Accrued liabilities                                          285,428     277,484
Salaries, benefits, commissions and vacation accruals        687,172     456,612
Shares to be issued under a company plan [note 8 [iv]
& [v]]                                                            --     112,625
                                                           ---------   ---------
                                                           1,436,442   1,200,448
                                                           =========   =========

7.   LONG-TERM DEBT

                                                                2006     2005
                                                                  $        $
                                                              -------   -------
Obligations under capital leases bearing interest at rates
ranging from 7% to 22%, repayable in monthly principal and
interest installments ranging from $75 to $1,061,
guaranteed by the leased assets                                85,816    83,663
                                                              -------   -------
                                                               85,816    83,663
Less: Current portion of long-term debt                       (36,437)  (44,558)
                                                              -------   -------
                                                               49,379    39,105
                                                              =======   =======

                                                                               8

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

7.   LONG-TERM DEBT [CONT'D]

Capital payments required over the next fiscal years are as follows:

                                   $
                                -------
2007                             45,475
2008                             28,484
2009                             24,859
2010                              2,587
                                -------
Total future minimum payments   101,405
Less: Interest                  (15,589)
                                -------
                                 85,816
                                =======

8.   CAPITAL STOCK

AUTHORIZED BEFORE THE REVERSE TAKEOVER TRANSACTION [LMS MEDICAL SYSTEMS LTD.]
[note 1]

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value.

An unlimited number of convertible preferred shares, voting, with an annual cumulative dividend of 18%, payable in preferred shares of the same category.
Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 2.70727 common shares for each convertible preferred share, subject to an adjustment of preferred conversion rate clause. The conversion could occur upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares.

AUTHORIZED AFTER THE REVERSE TAKEOVER TRANSACTION [note 1]

An unlimited number of common shares without par value.

                                                                               9

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

Changes in common shares issued and outstanding are summarized as follows:

[I]  ISSUED AND PAID [note 19]

                                                                                CONVERTIBLE
                                                      COMMON SHARES           PREFERRED SHARES
                                                 -----------------------   ---------------------
                                                   NUMBER                                             TOTAL
                                                  [note 1]         $        NUMBER         $            $
                                                 ----------   ----------   --------   ----------   ----------

October 31, 2002                                  3,844,452   12,690,175         --           --   12,690,175
   Issuance for cash                                     --           --    494,671    7,171,338    7,171,338
   Stock dividends                                       --           --     62,474      907,227      907,227
   Conversion of preferred shares                 4,646,409    8,078,565   (557,145)  (8,078,565)          --
                                                 ----------   ----------   --------   ----------   ----------
October 31, 2003                                  8,490,861   20,768,740         --           --   20,768,740
   Conversion of debentures                         455,704    1,178,282         --           --    1,178,282
   Bonus paid in shares                             204,101      814,158         --           --      814,158
   On exercise of options                             6,768            1         --           --            1
   Effect of warrants' modification                      --   (1,005,500)        --           --   (1,005,500)
                                                 ----------   ----------   --------   ----------   ----------
March 31, 2004                                    9,157,434   21,755,681         --           --   21,755,681
Issued on reverse takeover [note 1]                 406,344      958,432         --           --      958,432
Issued on conversion of convertible debentures    1,740,000    5,800,000         --           --    5,800,000
Issued on exercise of options                        49,238      154,095         --           --      154,095
Issued on exercise of warrants                    2,150,161    6,947,820         --           --    6,947,820
Issued for cash                                   3,000,000   12,000,000         --           --   12,000,000
                                                 ----------   ----------   --------   ----------   ----------
March 31, 2005                                   16,503,177   47,616,028         --           --   47,616,028
                                                 ----------   ----------   --------   ----------   ----------
Issued under the bonus plan                          13,872       33,986         --           --       33,986
   [note 8 [iv]]
Issued under the DSU plan
   [note 8 [v]]                                       6,400       15,680         --           --       15,680
                                                 ----------   ----------   --------   ----------   ----------
MARCH 31, 2006                                   16,523,449   47,665,694         --           --   47,665,694
                                                 ==========   ==========   ========   ==========   ==========

During the year ended March 31, 2006 and 2005, the five-month period ended March
31, 2004 and the year ended October 31, 2003, LMS completed the following transactions:

2006

During 2006, 13,872 and 6,400 common shares were issued under the LMS Bonus and
Deferred Share Unit Plans [note 8 [iv] & [v]], at a fair value consideration at the time of issue of $33,986 and $15,680, respectively.

                                                                              10

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

2005

During 2005, common shares were issued for cash consideration from the following transactions: 49,238 common shares were issued for $154,095 following the exercise of options; 2,150,161 common shares were issued for $6,974,820 following the exercise of warrants; and 3,000,000 common shares were issued in a private placement at $4 per share for $12,000,000. Issuance costs of the above transactions totaled $865,625 and are recorded within deficit.

2004

LMS Medical Systems Ltd. converted the 2003 convertible debentures and issued
455,704 Class A common shares for total consideration of $1,178,282, which included the capital amount and accreted interest at a conversion price of $2.59 per common share.

LMS Medical Systems Ltd. issued 204,101 Class B common shares to employees granted under the bonus plan, which were included as shares to be issued as of
October 31, 2003. These shares were immediately converted into Class A common shares at a conversion rate of 1:1.

LMS Medical Systems Ltd. issued 6,768 Class A common shares following the exercise of options granted under its stock option plan for a cash consideration of $1.

As part of the decision to convert the preferred shares into common shares on
October 30, 2003 and in connection with the issuance of equity instruments, it was also decided on October 30, 2003 to exchange the warrants issued in 2003 to acquire preferred shares at a price of $14.50 per preferred share by warrants to acquire common shares at a price of $3.23 per common share. It was further approved to allocate the same exercise price for all outstanding warrants which will expire from April 2005 to March 2009. These modifications were subject to shareholders and regulatory approvals, which were obtained early during fiscal
2004. Following this modification, LMS Medical Systems Ltd. reassessed the fair value of these warrants to be $1,005,500 using the Black-Scholes option pricing model with the following assumptions: expected average life of two years, fair value of $2.59 per common share, volatility factor of 0.303, dividend yield of nil and risk-free interest rate of 5%. The fair value of these warrants was accounted during the five-month period ended March 31, 2004 as a deduction of value attributed to Class A common shares issued in connection with the conversion of preferred shares which occurred on October 30, 2003.

                                                                              11

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

2003

LMS Medical Systems Ltd. issued 494,671 convertible preferred shares and
3,202,549 warrants for a total cash consideration of $7,171,338. Each warrant entitled the holder to acquire convertible preferred shares at a price of $14.50 per share up to August 2005. Upon their issuance, the fair value of these warrants, determined using the Black-Scholes option pricing model, was insignificant and therefore no value was allocated to them. The assumptions used to determine the fair value were: expected life of two years, fair value of
$14.50 per preferred share, dividend yield of 18%, volatility factor of nil and risk-free interest rate of 5%.

LMS Medical Systems Ltd. also issued 62,474 convertible preferred shares as payment for the cumulative dividend of 18% declared on convertible preferred shares issued during 2003.

The conversion of the convertible preferred shares was approved at a special preferred shareholders' meeting held on October 30, 2003 but conditional upon closing of financing for a minimum amount of $2 million. This financing was concluded on January 28, 2004. The 557,145 convertible preferred shares were converted into 4,646,409 Class A common shares.

[II] WARRANTS

                                                  NUMBER [note 1]       $
                                                  ---------------   ---------
Balance as at October 31, 2002                         905,240             --
Issued to convertible preferred shareholders         3,202,549             --
Expired                                               (121,827)            --
                                                    ----------      ---------
Balance, as at October 31, 2003                      3,985,962             --
Issued in connection with the
   issuance of unsecured convertible debentures        103,101         73,000
Cancelled                                             (841,725)            --
Effect of warrants' modification                            --      1,005,500
                                                    ----------      ---------
Balance as at March 31, 2004                         3,247,338      1,078,500
Exercised                                           (2,150,161)      (714,108)
Issued in connection with the reverse takeover
   transaction [note 1]                                 20,000         33,200
                                                    ----------      ---------
Balance as at March 31, 2005                         1,117,177        397,592
                                                    ----------      ---------
Expired                                               (492,494)      (163,565)
                                                    ----------      ---------
BALANCE AS AT MARCH 31, 2006                           624,683        234,027
                                                    ==========      =========

                                                                              12

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

Each warrant allows its holder to acquire one common share for cash consideration of: $3.23 for 604,683 warrants, and $4.85 for 20,000 warrants. The warrants expire from June 2006 to September 2009 with an average remaining life of 2.4 years as at March 31, 2006. When warrants expire or are exercised, the carrying value of the warrants is credited to contributed surplus.

[III] STOCK OPTION PLAN

Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting
Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan shall not exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

Following the reverse takeover transaction described in note 1, all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS, for each option of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction, LMS created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders' approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of
LMS's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan are non-assignable and non-transferable, and have a maximum term of 10 years. The new plan was approved at the shareholders' annual and special meeting held on
September 15, 2004. At the annual and special meeting, the shareholders have also fixed the maximum number of options that can be granted under the new stock option plan at 2,149,942.

2006

During 2006, LMS granted 335,593 [in two different grants] options to employees, directors and external consultants under the plan. The fair value stock option expense using the Black-Scholes option pricing model was estimated to be
$318,000 and LMS is recording the related expense over the vesting period. The aggregate weighted average assumptions used for the two grants included:
expected life of 5 years, fair value of $2.26 per common share, dividend yield of nil, volatility factor of 0.427 and risk-free interest rate of 3.07%.

                                                                              13

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

2005

During 2005, LMS granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants. The fair value option expense using the Black-Scholes option pricing model was estimated to be $1,470,000 and is recorded over the vesting period. The assumptions used included: expected life of 4.5 years, fair value of $4.50 per common share, dividend yield of nil, volatility factor of
0.278 and risk-free interest rate of 5%.

The changes to number of stock options granted and their weighted average exercise price are as follows:

                                                                 WEIGHTED AVERAGE
                                                                  EXERCISE PRICE
                                                              -----------------------
                                                              NUMBER [note 1]     $
                                                              ---------------   -----

October 31, 2002                                                   506,711       4.44
Granted                                                              6,768         --
Expired                                                            (14,784)      4.62
                                                                 ---------      -----
October 31, 2003                                                   498,695       4.38
                                                                 ---------      -----
Exercised                                                           (6,768)        --
                                                                 ---------      -----
March 31, 2004                                                     491,927       4.44
                                                                 ---------      -----
Granted as part of the reverse takeover transaction [note 1]        66,666       3.00
Exercised                                                          (49,238)      3.13
Granted                                                            925,465       4.24
Expired                                                            (26,369)     (3.69)
Cancelled                                                          (21,952)     (4.09)
                                                                 ---------      -----
March 31, 2005                                                   1,386,499       4.30
                                                                 ---------      -----
Granted                                                            335,593       2.26
Expired                                                            (42,722)      3.26
Cancelled                                                         (115,973)      3.87
                                                                 ---------      -----
MARCH 31, 2006                                                   1,563,397       3.92
                                                                 =========      =====

                                                                              14

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

                                 OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                ---------------------------------------------------  -----------------------------------
                     NUMBER            WEIGHTED        WEIGHTED           NUMBER            WEIGHTED
                OUTSTANDING AS AT       AVERAGE         AVERAGE      EXERCISABLE AS AT  AVERAGE EXERCISE
EXERCISE PRICE    MARCH 31, 2006   CONTRACTUAL LIFE  EXERCISE PRICE    MARCH 31, 2006        PRICE
--------------  -----------------  ----------------  --------------  -----------------  ----------------

     1.80             100,000             4.8             1.80             33,333             1.80
     2.45             150,359             4.5             2.45                 --             2.45
     3.69              24,110             5.0             3.69             24,110             3.69
     4.00             145,000             3.4             3.79             41,667             4.00
   4.28-4.30          790,199             3.1             4.28            263,400             4.28
     4.62             353,729             1.3             4.41            318,729             4.62
                    ---------                                             -------
                    1,563,397                                             681,239
                    =========                                             =======

The 491,927 options given by LMS in exchange for the options granted by LMS
Medical Systems Ltd. prior to the reverse takeover were not subject to the subsequent shareholders' approval. The fair value of these options were determined based on the Black-Scholes option pricing model of the exercise price of the options in comparison to the value of the share at the time of granting the option using and the following assumptions: expected average life of 5 years, volatility factor of nil, dividend yield of nil and risk-free interest rate of 5%.

Pro forma disclosure regarding the options issued prior to November 1, 2003 is as follow:

                                                                                FIVE-MONTH
                                                       YEAR ENDED  YEAR ENDED  PERIOD ENDED  YEAR ENDED
                                                        MARCH 31,   MARCH 31,    MARCH 31,   OCTOBER 31,
                                                          2006        2005         2004          2003
                                                           $           $            $              $
                                                       ----------  ----------  ------------  -----------

NET LOSS ATTRIBUTABLE TO COMMON SHARES - BASIC AND
   DILUTED [see note 9]                                (9,406,172) (9,236,533)   (2,430,747)  (6,329,145)
Stock option expense that would have been included
   in the determination of net loss if the fair
   value based method had been applied to all awards       64,532     111,022        64,590      119,221
                                                       ----------  ----------  ------------  -----------
PRO FORMA NET LOSS ATTRIBUTABLE TO COMMON SHARES -
   BASIC AND DILUTED                                   (9,470,704) (9,347,555)   (2,495,337)  (6,448,366)
                                                       ==========  ==========  ============  ===========
PRO FORMA BASIC AND DILUTED LOSS PER SHARE                  (0.57)      (0.61)        (0.29)       (1.67)
                                                       ----------  ----------  ------------  -----------

                                                                              15

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

[IV] BONUS PLAN

In fiscal 2005, LMS established a Bonus Plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. On September 14, 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. The maximum number of shares issuable under this plan is 250,000. Prior to the approval of the Bonus
Plan by the shareholders and as of March 31, 2005 LMS provided for the bonus totaling $56,000 [14,596 common shares], within the accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the Bonus Plan, the Company issued 13,872 common shares to its employees in the amount of $33,986 as payment of the bonus for the year ended March 31, 2005. The difference of $22,014 between the amount accrued and paid was recorded as a reduction of bonus expense in 2006 due to the variation in share price between
March 31, 2005 and the date of the approval of the Bonus Plan. For the year ending March 31, 2006, LMS has recorded bonus expense in the amount of $485,373
[235,618 common shares], within the shareholders' equity section.

[V]  DEFERRED SHARE UNIT PLAN

In fiscal 2005, LMS established a Deferred Share Unit plan [the "DSU Plan"] that provides for the payment of director's quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. On September
14, 2005, at the annual and special meeting of shareholders, the DSU Plan was approved. The maximum number of deferred share units issuable under this plan is
125,000. Prior to the approval of the DSU Plan by the shareholders, and as of
March 31, 2005, the Company provided for the related directors' compensation expense of $56,625 within accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the DSU Plan by the shareholders, the Company reduced accrued liabilities and increased the deferred share units account for the deferred share units conditionally granted prior to approval of the Plan. Also following the approval of the DSU Plan, the Company has the option to remit either cash or common shares to settle the deferred share units.

                                                                              16

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

8.   CAPITAL STOCK [CONT'D]

Total director compensation expense for the year ended March 31, 2006 was
$206,250 [2005 - $56,625], and 93,006 and 14,624 deferred share units related to
2006 and 2005 respectively were granted, for a total of 107,630 units granted under the plan to date. In 2006, LMS issued 6,400 shares in the amount of
$15,680 for the redemption of 6,400 deferred share units as a result of the termination of service of a director. A difference of $20,270 between the amount accrued at March 31, 2005 based on the then share price and the value of the related units issued upon shareholder approval in 2006 was recorded as a reduction in the DSU Plan balance and the related DSU expense in 2006.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

                                                 DSU PLAN   NUMBER OF   WEIGHTED AVERAGE
                                                 BALANCE    DSU UNITS     PRICE OF DSU
                                                     $          #              $
                                                 --------   ---------   ----------------

Balance as at March 31, 2005 [presented within
   accrued liabilities]                            56,625      14,624         3.87
Units granted during the period                   206,250      93,006         2.22
Shares issued during the period                   (15,680)     (6,400)       (2.45)
Adjustment to DSU balance                         (20,270)         --           --
                                                  -------     -------        -----
BALANCE AS AT MARCH 31, 2006                      226,925     101,230         2.39
                                                  =======     =======        =====

                                                                              17

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

9.   BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

                                                                              FIVE-MONTH
                                                   YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                    MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                                                   ----------   ----------   ------------   -----------
                                                      2006         2005          2004           2003
                                                   ----------   ----------    ----------    -----------

NUMERATOR
Net loss                                           (9,406,172)  (9,236,533)   (2,272,139)    (5,279,480)
Stock dividends on preferred shares                        --           --            --        907,227
Accreted interest on convertible debentures                --           --       158,608        142,438
                                                   ----------   ----------    ----------     ----------
Net loss attributable to common shares
   - basic and diluted                             (9,406,172)  (9,236,533)   (2,430,747)    (6,329,145)
                                                   ----------   ----------    ----------     ----------
DENOMINATOR
Weighted average number of common shares - basic
   and diluted [note 1]                            16,530,831   15,284,511     8,492,692      3,857,186
                                                   ----------   ----------    ----------     ----------

The shares to be issued under the DSU plan are included in the computation of basic loss per share since shares issuable after a mere passage of time are not contingently issuable. The shares to be issued under the bonus plan are included in the computation of basic loss per share when such issuances are approved by the Board of Directors. The options and warrants to purchase common shares, as well as those shares to be issued under the bonus plans, were not included in the computation of the diluted loss per share because the effect would be anti-dilutive. The impact of the conversion of the preferred shares and convertible debentures were not included in the computation of the diluted loss per share because the effect would be anti-dilutive.

                                                                              18

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

10.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The minimum rentals payable under long-term operating leases for equipment and premises, exclusive of certain operating costs for which LMS is responsible, are as follows:

                $
             -------
2007         231,318
2008         213,737
2009           9,624
2010           9,624
2011           7,321
Thereafter     2,048
             -------
             473,672
             =======

The rental expense was $225,844 and $234,195 for the years ended March 31, 2006 and 2005, $145,557 for the five-month period ended March 31, 2004 and $114,746 for the year ended October 31, 2003.

LMS leases approximately 9,300 square feet of office space provided by Standard
Life Insurance Co. In 2006, LMS amended certain terms of the lease, entered into originally in 1997, and expects to receive approximately $135,000 of leasehold inducements in 2007, which will be amortized over the remainder of the lease term ending in February 2008 [see note 10 - Letters of credit].

LICENSE AGREEMENT

Prior to 2006, LMS entered into a license agreement with a third party in connection with databases to be used within its software products. The license agreement is renewable every year and provides non-transferable, non-exclusive licenses until June 2006 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

RESEARCH AGREEMENT

Under a research agreement entered into in 2006, LMS is committed to payments for research expenses of $42,000 in fiscal 2007 and 2008 for a total of $84,000.

                                                                              19

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005
[In Canadian dollars]

10.  COMMITMENTS AND CONTINGENCIES [CONT'D]

DISTRIBUTION AGREEMENTS

Under a value added marketing agreement entered into with a distributor, a U.S.
based company involved in the development and sale of integrated system tools for hospitals in North America, LMS is committed to interfacing its software with distributor systems. In addition, LMS agreed not to enter into distribution agreements with certain competitors of the distributor. LMS has the right to interface its software with other parties. In connection with this agreement, the distributor agreed to acquire licenses and advanced a cash consideration of
US$500,000 [$649,000]. Since the conditions for revenue recognition were not met as at year-end the cash received is included in deferred revenues and deposits from distributors on the balance sheet.

In 2006, LMS entered into an agreement with an insurance broker, to assist hospitals in improving their risk management profile in obstetrics. LMS and this insurance broker will work together to expand their customer base.

LETTERS OF CREDIT

Under a lease agreement, LMS is required to issue a letter of credit for an amount of $50,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.
These amounts are presented as restricted investments on the balance sheet.

CLAIMS AND ACTIONS

In the normal course of its business, LMS may be exposed to various claims and actions, including products' liabilities. These cases often have numerous uncertainties and the outcome of each case is unpredictable and may have a material impact on the consolidated financial statements of LMS. As at March 31,
2006, management has provided for all significant claims and actions against it.

11.  RELATED PARTY TRANSACTIONS

LMS enters into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions management fees expense amounting to $191,532 and $184,167 for the years ended March 31, 2006 and 2005,
$75,000 for the five-month period ended March 31, 2004 and $180,000 for the year ended October 31, 2003. Balances due in connection with these transactions amount to nil as at March 31, 2006 and March 31, 2005 respectively. The amounts are included within accounts payable.

                                                                              20

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

12.  SPECIAL CHARGES

LMS incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the
Toronto Stock Exchange which occurred on April 22, 2004 and on the American
Stock Exchange which occurred on February 15, 2005.

13.  SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non-cash working capital balances related to operations is as follows:

                                                                             FIVE-MONTH
                                                  YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                   MARCH 31,    MARCH 31,      MARCH 31,   OCTOBER 31,
                                                     2006         2005          2004           2003
                                                       $            $             $             $
                                                  ----------   ----------   ------------   -----------

DECREASE (INCREASE) IN CURRENT ASSETS
Accrued interest on short-term investments                --     (37,563)           --            --
Accounts receivable                                  176,152    (532,211)      265,646      (298,465)
Research and development tax credits receivable      922,888      27,438      (357,034)      (91,682)
Prepaid expenses                                     220,614     379,522      (679,637)       32,344
                                                   ---------    --------      --------      --------
                                                   1,319,654    (162,814)     (771,025)     (357,803)
                                                   ---------    --------      --------      --------
INCREASE IN CURRENT LIABILITIES
Accounts payable and accrued liabilities             241,619      34,467        93,650       200,210
Deferred revenue and deposits from distributors      203,823     297,839       187,879       244,003
                                                   ---------    --------      --------      --------
                                                     445,442     332,306       281,529       444,213
                                                   ---------    --------      --------      --------
                                                   1,765,096     169,492      (489,496)       86,410
                                                   =========    ========      ========      ========

                                                                              21

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

13.  SUPPLEMENTARY CASH FLOW INFORMATION [CONT'D]

SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2006, the Company acquired software in an amount of $107,000 by way of accounts payable. Furthermore, during fiscal 2006, the Company acquired office equipment in an amount of $48,476 through obligations under capital lease.

14.  FINANCIAL INSTRUMENTS

CREDIT RISK

LMS continually evaluates its customers' credit standing and generally does not require a guarantee. As at March 31, 2006, a distributor (64%) and one customer
(25%), represent 89% of trade accounts receivable [as at March 31, 2005 - a distributor (22%) and one customer (42%) represented 64% of trade accounts receivable]. Also, revenue generated by a distributor represents 55% of total revenues and one customer represented 22% of total revenues for the year ended
March 31, 2006. Revenue generated by a distributor represents 13% of total revenues and three customers represent 52% of the revenues for the year ended
March 31, 2005. For the five-month period ended March 31, 2004, five customers represented 94% of total revenue. One customer represented 31% of total revenue for the year ended October 31, 2003. LMS has never recorded a bad debt expense except for $155,686 recorded in the five-month period ended March 31, 2004.

Cash and cash equivalents, investments, which consist of cash deposits as at
March 31, 2006 bearing interest at 3.5% and short-term investments, which consist of commercial paper discounted at 2.4% as at March 31, 2005 are principally contracted with one Canadian chartered bank.

FAIR VALUES

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, tax credits receivable, investments - restricted and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short maturities.

The carrying value of the capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to LMS on capital leases with similar terms and remaining maturities.

                                                                              22

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

14.  FINANCIAL INSTRUMENTS [CONT'D]

EXCHANGE RISK

As at March 31, 2006 and 2005, accounts receivable denominated in U.S. dollars
["US$"] amounted to $463,000 and $402,000 respectively, [US $397,000 and US
$332,000] and accounts payable and accrued liabilities and deposits from distributors denominated in US$ amounted in aggregate to $1,114,000 and $723,000 respectively [US $955,000 and US $597,000]. Also, cash and cash equivalents denominated in US$ amounted to $292,000 on March 31, 2006 and $128,000 at March
31, 2005 [US $250,000 and US $106,000 respectively].

15.  INCOME TAXES

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from operations is as follows:

                                                                                        FIVE-MONTH
                                                             YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                              MARCH 31,    MARCH 31,       MARCH 31,   OCTOBER 31,
                                                                2006         2005          2004           2003
                                                                  $            $             $             $
                                                             ----------   ----------   ------------   -----------

Tax recovery at statutory rate                               (2,990,000)  (3,007,000)    (722,000)    (1,768,000)
Increase (decrease) in income tax recovery resulting from:
   Non-deductible expenses                                      460,000       41,000        6,000         13,000
   Quebec non-taxable tax credits                               (29,000)          --       (5,000)       (52,000)
   Differences in effective rate attributable to income
      taxes of other country                                    (58,000)     (83,000)     (37,000)       (56,000)
   Financing fees                                                27,000      388,000      (59,000)       (69,000)
   Unrecognized tax benefits from operating losses
                                                              2,590,000    2,661,000      817,000      1,932,000
                                                             ----------   ----------     --------     ----------
                                                                     --           --           --             --
                                                             ==========   ==========     ========     ==========

                                                                              23

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

15.  INCOME TAXES [CONT'D]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets are as follows:

                                                     2006         2005
                                                      $             $
                                                 -----------   ----------
FUTURE INCOME TAX ASSETS
Tax basis of property, plant and equipment and
   patents in excess of carrying value               310,000      237,000
Non-capital losses carried forward                11,760,000    9,158,000
Non-refundable federal investment tax credits        502,000           --
Research and development expenditures              1,180,000      356,000
Financing fees                                       340,000      120,000
                                                 -----------   ----------
Total future income tax assets                    14,092,000    9,871,000
Valuation allowance                              (14,092,000)  (9,871,000)
                                                 -----------   ----------
NET FUTURE INCOME TAX ASSETS                              --           --
                                                 ===========   ==========

During the year ended March 31, 2006, LMS has recorded as a reduction of research and development expenses, an amount of $327,227 [for the year ended
March 31, 2005 and period ended March 31, 2004 and year ended October 31, 2003 -
$521,396, $361,873 and $1,024,097] in connection with scientific research and experimental development tax credits. Changes in investment tax credits receivable for each period are summarized as follows:

                                                                               FIVE-MONTH
                                                    YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR-ENDED
                                                     MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                                                       2006         2005          2004           2003
                                                         $            $             $             $
                                                    ----------   ----------   ------------   -----------

INVESTMENT TAX CREDITS RECEIVABLE
Balance at the beginning of the period               1,182,888   1,210,326        848,453       750,000
                                                    ----------   ---------      ---------     ---------
Investment tax credits estimated for the period        260,000     266,936        361,873       848,453
Excess of tax credits received over the estimates
   for prior periods                                    67,227     254,460             --       175,644
                                                    ----------   ---------      ---------     ---------
Investment tax credits recognized in income for
   the period                                          327,227     521,396        361,873     1,024,097
Amounts received during the period                  (1,250,115)   (548,834)            --      (925,644)
                                                    ----------   ---------      ---------     ---------
BALANCE AT THE END OF THE PERIOD                       260,000   1,182,888      1,210,326       848,453
                                                    ==========   =========      =========     =========

As at March 31, 2006, the investment tax credits receivable are related to investment tax credits estimated for the fiscal year ended March 31, 2006. At the date these financial statements were prepared, the claim with respect to the year ended March 31, 2006 was not yet filed.

                                                                              24

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

15.  INCOME TAXES [CONT'D]

To date, substantially all of LMS's investment tax credits claimed filed and assessed by the government authorities, have been accepted favorably as submitted. LMS records investment tax credits receivable based on management's best estimates which are based on past experience and on the nature of the research and development projects and related eligible expenses. Any favorable or unfavorable adjustment that may result following assessment by government authorities will be recorded to income in the period when such assessment is performed.

LMS has accumulated share issuance expenses of approximately $970,000 that have not been deducted for income tax purposes as well as a non-refundable investment tax credit of approximately $502,000 related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years. Accumulated research and development expenses, with an unlimited carry-forward period, were $3,440,000 for federal and $3,670,000 for Quebec tax purposes. Deductible temporary differences relating to capital assets and intellectual property were $536,000 federally and $440,000 for Quebec tax purposes. Also, LMS has non-capital tax losses which are available to reduce future taxable income. The tax benefits of the above items have been fully provided for by a valuation allowance.

The detail of the non-capital tax losses by expiration year is as follows:

                           LOSS CARRY-FORWARDS
             -----------------------------------------------
               FEDERAL      QUEBEC      ONTARIO       USA
                  $            $           $           $
             ----------   ----------   ---------   ---------
2007          2,110,000    2,010,000          --          --
2008          3,730,000    3,670,000          --          --
2009          5,370,000    5,310,000          --          --
2010          4,120,000    3,970,000      46,000          --
2011          1,810,000    1,790,000      11,000          --
2012          6,900,000    6,520,000     355,000          --
2013          6,200,000    5,540,000     662,000          --
Thereafter           --           --          --   4,340,000
             ----------   ----------   ---------   ---------
             30,240,000   28,810,000   1,074,000   4,340,000
             ==========   ==========   =========   =========

                                                                              25

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

16.  SEGMENTED INFORMATION

Management has determined that principal activities of LMS operate in a single business segment and have been devoted to the development of leading-edge technology in care management tools in the labour and delivery setting mainly in
Canada and in the United States of America ["USA"]. Information about geographic areas is as follows:

                                             CANADA      USA        TOTAL
                                               $          $           $
                                            -------   ---------   ---------
MARCH 31, 2006
Revenue                                     165,528   1,416,976   1,582,504
Property, plant and equipment and patents   727,468      13,871     741,339
                                            -------   ---------   ---------
MARCH 31, 2005
Revenue                                     296,629     763,668   1,060,297
Property, plant and equipment and patents   594,914      17,569     612,483
                                            -------   ---------   ---------
MARCH 31, 2004
Revenue                                      25,098      16,921      42,019
Property, plant and equipment and patents   364,161      21,818     385,979
                                            -------   ---------   ---------
OCTOBER 31, 2003
Revenue                                      85,738      44,430     130,168
Property, plant and equipment and patents   335,087      23,653     358,740
                                            -------   ---------   ---------

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The following material adjustments to LMS's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"].

                                                                              26

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED NET LOSS AND COMPREHENSIVE LOSS

                                                                                    FIVE-MONTH
                                                         YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR-ENDED
                                                          MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                                                            2006         2005          2004           2003
                                                              $            $             $             $
                                                         ----------   ----------   ------------   -----------

Net loss under Canadian GAAP                             (9,406,172)  (9,236,533)   (2,272,139)    (5,279,480)
Adjustments to conform to U.S. GAAP
   Property, plant and equipment used in research and
       development activity [a]                              21,596       21,596         8,999         36,451
   Interest on convertible debentures [b]                        --           --      (158,608)      (142,438)
   Deferred financing costs [b]                                  --           --       (39,740)       (39,456)
   Stock-based compensation [d]                                  --           --        (1,825)       (15,675)
                                                         ----------   ----------    ----------    -----------
NET LOSS AND COMPREHENSIVE LOSS UNDER U.S. GAAP          (9,384,576)  (9,214,937)   (2,463,313)    (5,440,598)
                                                         ----------   ----------    ----------    -----------
Stock dividends on convertible preferred shares                  --           --            --        907,227
Additional dividend on convertible preferred shares
   upon conversions [e]                                          --           --            --      3,935,332
                                                         ----------   ----------    ----------    -----------
NET LOSS ATTRIBUTABLE TO COMMON SHARES UNDER U.S. GAAP   (9,384,576)  (9,214,937)   (2,463,313)   (10,283,157)
                                                         ==========   ==========    ==========    ===========
BASIC AND DILUTED LOSS PER SHARE - U.S. GAAP                  (0.57)       (0.60)        (0.29)         (2.67)
                                                         ----------   ----------    ----------    -----------

                                                                              27

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED CASH FLOW CAPTIONS

                                                                                  FIVE-MONTH
                                                       YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR-ENDED
                                                        MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                                                          2006         2005          2004           2003
                                                            $            $             $             $
                                                       ----------   ----------   ------------   -----------

OPERATING ACTIVITIES
As reported under Canadian GAAP                        (6,009,720)  (8,287,001)   (2,717,463)   (4,614,776)
Acquisition of property, plant and equipment used
   for R & D [a]                                               --           --            --        (9,129)
                                                       ----------   ----------    ----------    ----------
As reconciled to US GAAP                               (6,009,720)  (8,287,001)   (2,717,463)   (4,623,905)
                                                       ----------   ----------    ----------    ----------
INVESTING ACTIVITIES
As reported under Canadian GAAP                         8,693,256   (9,300,566)      (22,294)      (35,906)
Acquisition of property, plant and equipment used
   for R & D [a]                                               --           --            --         9,129
                                                       ----------   ----------    ----------    ----------
As reconciled to US GAAP                                8,693,256   (9,300,566)      (22,294)      (26,777)
                                                       ----------   ----------    ----------    ----------
FINANCING ACTIVITIES
As reported under Canadian GAAP                           (46,323)  19,000,433     4,203,161     4,634,498
Cheque issued in excess of deposits [f]                        --           --       (32,281)       16,184
                                                       ----------   ----------    ----------    ----------
As reconciled to US GAAP                                  (46,323)  19,000,433     4,170,880     4,650,682
                                                       ----------   ----------    ----------    ----------
CHANGE IN CASH AND CASH EQUIVALENTS
   UNDER US GAAP                                        2,637,213    1,412,866     1,431,123            --
                                                       ==========   ==========    ==========    ==========

                                                                              28

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS

                                                              MARCH 31, 2006                            MARCH 31, 2005
                                                 ----------------------------------------  ----------------------------------------
                                                   CANADIAN                       U.S.       CANADIAN                       U.S.
                                                     GAAP     ADJUSTMENTS         GAAP         GAAP     ADJUSTMENTS         GAAP
                                                      $            $               $            $            $               $
                                                 -----------  -----------     -----------  -----------  -----------     -----------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                          5,481,202          --        5,481,202    2,843,989          --        2,843,989
Short-term investments                                    --          --               --    8,963,583          --        8,963,583
Accounts receivable                                  563,436          --          563,436      739,588          --          739,588
Research and development tax credits receivable      260,000          --          260,000    1,182,888          --        1,182,888
Prepaid expenses                                     155,223          --          155,223      375,837          --          375,837
                                                 -----------      ------      -----------  -----------     -------      -----------
TOTAL CURRENT ASSETS                               6,459,861          --        6,459,861   14,105,885          --       14,105,885
                                                 -----------      ------      -----------  -----------     -------      -----------
Investments - restricted                             100,000          --          100,000       50,000          --           50,000
Property, plant and equipment                        550,167      (9,152)[a]      541,015      502,196     (30,748)[a]      471,448
Patents                                              191,172          --          191,172      110,287          --          110,287
                                                 -----------      ------      -----------  -----------     -------      -----------
                                                   7,301,200      (9,152)       7,292,048   14,768,368     (30,748)      14,737,620
                                                 ===========      ======      ===========  ===========     =======      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities           1,436,442          --        1,436,442    1,200,448          --        1,200,448
Deferred revenue and deposits from distributors      984,180          --          984,180      780,357          --          780,357
Current portion of long-term debt                     36,437          --           36,437       44,558          --           44,558
                                                 -----------      ------      -----------  -----------     -------      -----------
TOTAL CURRENT LIABILITIES                          2,457,059          --        2,457,059    2,025,363          --        2,025,363
                                                 -----------      ------      -----------  -----------     -------      -----------
Long-term debt                                        49,379          --           49,379       39,105          --           39,105
                                                 -----------      ------      -----------  -----------     -------      -----------
                                                   2,506,438          --        2,506,438    2,064,468          --        2,064,468
                                                 -----------      ------      -----------  -----------     -------      -----------
SHAREHOLDERS' EQUITY
Capital stock                                     47,665,694  (2,473,484)[c]   49,127,542   47,616,028  (2,473,484)[c]   49,077,876
                                                                3,935,332[e]                              3,935,332[e]
Warrants                                             234,027          --          234,027      397,592          --          397,592
Contributed surplus                                2,153,743       17,500[d]    2,171,243    1,255,108       17,500[d]     1,272,608
Accruals for bonus to be paid by issuing common
   shares                                            485,373          --          485,373           --          --               --
Deferred share units                                 226,925          --          226,925           --          --               --
Deficit                                          (45,971,000)     (9,152)[a]  (47,459,500) (36,564,828)    (30,748)[a]  (38,074,924)
                                                                2,473,484[c]                              2,473,484[c]
                                                                 (17,500)[d]                               (17,500)[d]
                                                              (3,935,332)[e]                            (3,935,332)[e]
                                                 -----------      ------      -----------  -----------     -------      -----------
TOTAL SHAREHOLDERS' EQUITY                         4,794,762      (9,152)       4,785,610   12,703,900     (30,748)      12,673,152
                                                 -----------      ------      -----------  -----------     -------      -----------
                                                   7,301,200      (9,152)       7,292,048   14,768,368     (30,748)      14,737,620
                                                 ===========      ======      ===========  ===========     =======      ===========

                                                                              29

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[A]  RESEARCH AND DEVELOPMENT EXPENDITURES

Under Canadian GAAP, research and development expenditures, which meet the capitalization criteria, must be capitalized as deferred costs and amortized over their estimated useful lives. In addition, property, plant and equipment used for research and development activities should be capitalized and amortized as any other property, plant and equipment. Under U.S. GAAP, research and development expenditures, including property, plant and equipment used for a particular research and development project with no alternative future uses, must be charged to the statement of operations in the period they are acquired under SFAS 2. The adjustment for property, plant and equipment, which mainly consisted of computer hardware and software acquired prior to April 1, 2005, used in research and development activities for each period is the difference between capitalized acquisition and amortization of such property, plant and equipment during that period.

The adjustments to conform to U.S. GAAP for property, plant and equipment used in research and development activities consists of the following:

                                          FIVE-MONTH
               YEAR ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                MARCH 31,    MARCH 31,     MARCH 31,    OCTOBER 31,
                  2006         2005          2004           2003
                    $            $             $             $
               ----------   ----------   ------------   -----------
Depreciation     21,596       21,596         8,999        45,580
Acquisitions         --           --            --        (9,129)
                 ------       ------         -----        ------
                 21,596       21,596         8,999        36,451
                 ======       ======         =====        ======

[B]  CONVERTIBLE DEBENTURES

Under Canadian GAAP, the 14.15% convertible debentures that were converted in common shares in 2003 were classified as equity as LMS has the option to pay both interest and principal through the issuance of common shares. The related issuance costs were allocated as an increase of deficit. Under U.S. GAAP, these convertible debentures would be considered debt and their issuance costs would be deferred and amortized over the term of the debt. Interest expense would consist of 14.15% interest and the amortization of related issuance costs and would be included in the statement of operations using the effective interest method.

                                                                              30

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[C]  SHARE AND EQUITY INSTRUMENT ISSUANCE COSTS

Under Canadian GAAP, share and equity instrument issuance costs are recorded as an increase in deficit as allowed by CICA. Under U.S. GAAP, shares issuance costs are recorded as a reduction of related shares and other equity instruments.

An amount of $557,699 has been reclassified in this consolidated balance sheet reconciliation from deficit to capital stock as at March 31, 2005 with no impact on total shareholders' equity, net loss and net loss per share.

[D]  STOCK-BASED COMPENSATION

Under U.S. GAAP prior to November 1, 2003, LMS measured its stock-based awards using the method prescribed by APB 25. Under this method, any compensation expense relating to LMS's stock option plan was reflected over the vesting period of these options. The compensation expense was determined by the excess of the market value of the underlying shares and the exercise price at the date of the grant. During the year ended October 31, 2003, LMS granted 6,768 options exercisable at a nominal amount while the market value was $2.59 per share.
These options were exercised in April of 2004. Compensation expense of $1,825 was recorded in 2004 and $15,675 was recorded in 2003 under U.S. GAAP while under Canadian GAAP no compensation expense was recorded.

As required by Canadian and U.S. GAAP, LMS provides in Note 8 of the consolidated financial statements of LMS pro forma net loss and loss per share if the fair value based method had been applied for options granted prior to
November 1, 2003. At that date, LMS adopted the fair value method of SFAS 123 using the prospective method of SFAS 148 which is similar to the transitional provision adopted for Canadian GAAP as mentioned in Note 2 of the consolidated financial statements of LMS.

[E]  CONVERSION OF THE CONVERTIBLE PREFERRED SHARES INTO COMMON SHARES

The conversion of the convertible preferred shares into common shares that occurred during 2003 was a result of negotiations between LMS and the holders of such shares and not under the terms of the initial agreement. Under U.S. GAAP, this exchange has been accounted for at the fair value of $2.59 per common share for 4.6 million common shares issued totaling $12 million. The excess of the fair value over the carrying value of the convertible preferred shares was recorded within deficit and this excess of $3.9 million was also considered as a dividend to convertible preferred shareholders in the calculation of the basic and diluted loss per share.

                                                                              31

LMS MEDICAL SYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005
[In Canadian dollars]

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[F]  OTHER CASH FLOW DIFFERENCES

Under U.S. GAAP, the increase (decrease) in cheques issued in excess of bank deposits of nil, nil, ($32,281) and $16,184 in 2006, 2005, 2004 and 2003
respectively, which is included with cash and cash equivalents under Canadian
GAAP would have been presented within financing activities under U.S. GAAP.

[G]  OTHER ITEMS

The estimated aggregate amortization expense related to current patents for the five succeeding years, ending March 31, 2007, 2008, 2009, 2010 and 2011 is
$15,976, for each of the periods or $79,880 in total.

[H]  RECENT ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R)
"Share-Based Payment", a revision to SFAS 123 "Accounting for Stock Based
Compensation". SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to
December 1, 2002. The Company has not yet determined the impact, if any, on its consolidated financial statements arising from the eventual application of SFAS
123(R).

18.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

19.  SUBSEQUENT EVENTS

From April 26 to May 19, 2006 1,250,000 common shares, were issued by LMS in private placements at $2 per share for total consideration of $2,500,000.
Estimated share issue expenses of $175,000 will be recorded within deficit in fiscal 2007.

                                                                              32